Exhibit 23(d)(vii)

February 12, 2008

Mr. Peter C. Artemiou

Old Westbury Funds, Inc.

760 Moore Road

King of Prussia, PA 19406

Re:	Waiver of Certain Investment Advisory Fees and Shareholder Servicing Fees

Dear Mr. Artemiou:

This letter sets forth the commitments of Bessemer Investment Management LLC (“BIM”) and Bessemer Trust Company, N.A. (“BTNA”) to waive certain investment advisory fees and shareholder servicing fees for various series of Old Westbury Funds, Inc. (the “Corporation”). Specifically, BIM commits to waive certain investment advisory fees for the Fixed Income Fund, Large Cap Equity Fund and Municipal Bond Fund and BTNA commits to waive certain shareholder servicing fees for the Fixed Income Fund and Municipal Bond Fund, on the basis described below.

Investment Advisory Fee Waivers

As you are aware, BIM serves as the investment adviser for the Fixed Income Fund, Large Cap Equity Fund and Municipal Bond Fund pursuant to an investment advisory agreement (the “Investment Advisory Agreement”). Under the Investment Advisory Agreement, the Fixed Income Fund, Large Cap Equity Fund and Municipal Bond Fund each have agreed to pay BIM the following fees for providing investment advisory services to such funds (the “Investment Advisory Fees”):

Fund	Advisory Fees
	First $500 million of average net assets	Second $500 million of average net assets	Average net assets exceeding $1 billion
Fixed Income Fund	0.45%	0.40%	0.35%
Large Cap Equity Fund	0.70%	0.65%	0.60%
Municipal Bond Fund	0.45%	0.40%	0.35%

BIM hereby commits to waive a portion of the Investment Advisory Fees it is entitled to receive from each such fund to the extent necessary to maintain the net operating expense ratio, excluding acquired fund fees and expenses and after the application of any other waivers of expenses (including the shareholder servicing fee waivers described below), of the Fixed Income Fund at 0.70%, Large Cap Equity Fund at 1.00% and Municipal Bond Fund at 0.70% (each an “Investment Advisory Fee Waiver”).

Shareholder Servicing Fee Waivers

As you are also aware, BTNA serves as the shareholder servicing agent for the Fixed Income Fund and Municipal Bond Fund pursuant to a shareholder servicing agreement (the “Shareholder Servicing Agreement”). Under the Shareholder Servicing Agreement, the Fixed Income Fund and Municipal Bond Fund each have agreed to pay BTNA 0.15% of its average daily net assets as compensation for BTNA providing shareholder support services to such fund (the “Shareholder Servicing Fee”). BTNA hereby commits to waive a portion of the Shareholder Servicing Fee that it receives from each of the Fixed Income Fund and the Municipal Bond Fund to the extent necessary to maintain a maximum Shareholder Servicing Fee for each such fund at 0.05% (each a “Shareholder Servicing Fee Waiver”).

Terms of Investment Advisory Fee Waivers and Shareholder Servicing Fee Waivers

Each Investment Advisory Fee Waiver and Shareholder Servicing Fee Waiver described above (each a “Committed Fee Waiver”) will be in effect for an initial waiver period that begins as of the date of this letter and extends through October 31, 2010. BIM and BTNA both acknowledge and understand that each Committed Fee Waiver is a binding legal obligation on which the funds will rely. Each Committed Fee Waiver shall renew automatically, on the same terms, for a period of one year from the expiration of the Committed Fee Waiver, unless prior to such expiration, BIM or BTNA provides notice to the Board of Directors of the Corporation of its intention not to renew the Committed Fee Waiver.

This letter supersedes the prior fee waiver commitment letter among the parties dated March 1, 2007.

Very Truly Yours,

BESSEMER INVESTMENT MANAGEMENT LLC

By:	/S/ MARC D. STERN
Name:	Marc D. Stern
Title:	President

and

BESSEMER TRUST COMPANY, N.A.

By:	/S/ JOHN G. MACDONALD
Name:	John G. MacDonald
Title:	Managing Director and Chief Financial Officer

Accepted:

OLD WESTBURY FUNDS, INC.

By:	/s/ Peter C. Artemiou
Name:	Peter C. Artemiou
Title:	Vice President